C. Thomas Hopkins T: +1 310 883 6417 thopkins@cooley.com	By EDGAR

April 9, 2021

Cara Wirth

Erin Jaskot

Aamira Chaudhry

Theresa Brillant

Office of Trade & Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Honest Company, Inc.

Amendment No. 1 to

Draft Registration Statement on Form S-1

Submitted March 16, 2021

CIK No. 0001530979

Dear Mses. Wirth, Jaskot, Chaudhry and Brillant:

On behalf of The Honest Company, Inc. (the “Honest Company” or the “Company”) we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 6, 2021 (the “Comment Letter”) with respect to Amendment No. 1 to the Company’s Confidential Draft Registration Statement on Form S-1 submitted to the Commission on March 16, 2021 (the “DRS Amendment No. 1”). Concurrently with the submission of this response letter, the Company is filing the Company’s Registration Statement on Form S-1 (the “Registration Statement”). In addition to addressing the comments raised by the Staff in its Comment Letter, the Company has included other revisions and updates to its disclosure in the Registration Statement.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comments in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to the Registration Statement.

Amendment No. 1 to Draft Registration Statement submitted March 16, 2021

Prospectus Summary

Overview: The Honest Difference, page 1

1.

We note your response to our prior comment 6, including that “[t]he carbon offsets, which is an immaterial dollar amount, have been purchased on behalf of the Company, at no cost to the Company.” Please confirm whether you have analyzed this transaction under Item 404(a) of Regulation S-K and, if appropriate, please update your disclosure as necessary.

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April 9, 2021

Page Two

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company has analyzed this transaction under Item 404(a) of Regulation S-K and concluded that no additional disclosure was necessary as the transaction did not involve an amount that exceeded $120,000.

Our Strengths

Mission-Driven Brand Inspiring Deep Consumer Affinity Across Categories, page 4

2.

We note your response to our prior comment 10. Please amend your disclosure to include the number of competitor brands included in each survey and revise the chart on pages 4 and 94 to include legible footnotes.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 4 and 101 of the Registration Statement.

Business

Overview: The Honest Difference, page 91

3.

We note your response to our prior comment 2, but believe that your disclosure continues to suggest that you have disrupted multiple consumer product categories. Please revise to remove this implication. To the extent that you continue to discuss disruption, please make clear that this is a strategy.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 76, 98 and 106 of the Registration Statement.

Continued Execution of Omnichannel Strategy…., page 95

4.

We note your revisions in response to our prior comment 15. Please clarify what it means that you have approximately 40% ACV, including the particular market or geography you are using to calculate ACV and the relevant time period for the calculation, and whether the 40% ACV applies to each of the Diapers and Wipes and Skin and Personal Care categories. Please also tell us why you believe that enhancing distribution with existing retailers, winning shelf space and increasing the number of products you sell at each retailer will increase ACV, as it appears that ACV will only increase if you expand to sell in new retail locations, as a retail location is counted as having sold the product if at least one unit of your product was scanned for sale within the relative time period. Please also clarify whether the reference to “average basket size” in your statement comparing an Honest consumer and a Target consumer is referencing the overall dollar value of the consumer transaction. Please also tell us why you believe this is a useful comparison given that an Honest consumer would buy only Honest products whereas a Target consumer could purchase numerous different types of products from different brands.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 8 and 104 of the Registration Statement to clarify the geography and types of markets used to calculate ACV and that the 40% ACV applies to both of the Diapers and Wipes and Skin and Personal Care categories. The Company advises the Staff that the relevant time period for the calculation (52 weeks ending December 27, 2020) is disclosed on pages 8 and 104 of the

Cooley LLP 1333 2nd Street Suite 400 Santa Monica, CA 90401

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April 9, 2021

Page Three

Registration Statement. In addition, the Company has revised its disclosure on pages 8 and 105 of the Registration Statement to clarify which strategies would expand ACV. The Company has also revised its disclosure on pages 8 and 105 of the Registration Statement to clarify that “average basket size” is referring to average spending (in dollars), and to explain why an Honest consumer with a higher average basket size is more attractive to the Company’s retail partners. The Company advises the Staff that “average basket size” for an Honest consumer refers to any purchases made by an Honest consumer at any store (not just Honest products). The Company believes the comparison is useful to demonstrate the attractiveness of the Honest consumer to the Company’s retail partners due to their higher average spending as compared to non-Honest consumers.

Our Products, page 100

5.

We note your response to our prior comment 16 and we reissue it. We note your claim that the materials in your diapers “differentiate them from over 90% of diapers produced by competitors in the marketplace, by volume.” Please revise your disclosure to provide additional support for this statement, including whether this claim is based on one of the materials used in your diapers, multiple materials, or all the materials. Please also revise your disclosure to include how you define competitors in this context and how many competitors this includes.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 108 of the Registration Statement to provide additional support for the statement noted above, and to disclose how competitors are defined and how many competitors this includes.

Index to Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Segment Reporting and Geographic Information, page F-7

6.

We note your response to our prior comment 19 that the CODM does not regularly review the operating results of product categories to assess performance and make resource allocations. However, we note your statement on page 72 that “[w]e narrowed our focus while investing in sought-after, higher-margin categories where we have differentiated positioning, such as Skin and Personal Care.” Based on this statement, it appears that not only are products results reviewed and assessed for performance, but that resource allocation decisions are made at the product category level. We further note on page 75 that “[o]ur category mix is a driver of our financial performance given each category’s different margin profile. Even though our growth strategy aims to boost sales across all categories we intend to continue to prioritize our investments in Skin and Personal Care.” Based on this statement, it appears that you intend to continue to review and assess results of product categories and make resource allocation decisions at the product category level. Accordingly, please explain to us in further detail why you believe the CODM does not regularly review the operating results of these product categories to assess performance and make resource allocations.

Response: The Company advises the Staff that it does not provide the CODM any operating results by product category. The information used by the CODM to assess performance and make resource allocations is based on consolidated financial information given that the Company operates its business and brings products to market on a single, common platform as described in the Company’s response letter dated March 15, 2021 (the “Prior Response Letter”). Furthermore, the Company would like to clarify its response to prior comment 19 in the Prior Response Letter that margin information by the product categories disclosed on page 77 of the Registration Statement is not generated or distributed to the CODM, to the leadership team or to the broader organization on a regular basis.

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April 9, 2021

Page Four

The Company further advises the Staff that the information the CODM receives is consistent with how the Company is organized. All of the CODM’s direct reports serve in roles by function (e.g., Chief Innovation Officer, EVP of Supply Chain, Chief Commercial Officer, Chief Revenue Officer, and Chief Financial Officer) and these individuals do not operate the business at a category level nor are they compensated on the basis of category performance. The Company does not have a General Manager or equivalent for any of its three product categories, nor does the Company internally report any contribution margin or other operating metric at these levels. Resource allocations such as capital, marketing, research and development and head count are made on a consolidated basis.

As discussed in the response to prior comment 19 in the Prior Response Letter, the Company acknowledges that certain discrete margin information is available for SKUs and products. The Company has over 1,000 SKUs across approximately 150 products. Among its approximately 150 products, there are higher and lower margin products. The Company has strategically discontinued low margin products and SKUs and generally focuses on launching new SKUs and new products with a higher margin than its existing products. As disclosed in the Registration Statement, the Company intends to prioritize products in the Skin and Personal Care category as these products generally have higher margins.

In response to the Staff’s comment, the Company has revised its disclosure on pages 77 and 80 of the Registration Statement to clarify how it assesses its portfolio simplification and product growth. Specifically, the Company’s portfolio simplification described on page 77 of the Registration Statement is focused on eliminating non-core products and focusing on higher margin products, not on any specific category, and therefore the Company has clarified such language in the Registration Statement to reference “higher margin products” versus “categories,” as the word “category” is not reflective of how the CODM makes decisions or how the business is run in practice. In addition, the Company has revised the similar disclosure on page 80 of the Registration Statement to clarify that the driver of the Company’s performance is its product mix, and not its category mix.

Note 3, Revenues, page F-20

7.

We note your response to our prior comment 22 that you have not recognized any royalty revenue for the years ended December 31, 2019 and 2020 from your 2019 licensing agreement with Butterblu. We also note from your website, which links to the honestbabyclothing.com website, that there is a large selection of products available for sale. Accordingly, please explain to us why no amounts have been earned or recognized.

Response: The Company acknowledges the Staff’s comment and advises the Staff that pursuant to the Company’s 2019 licensing agreement with Butterblu, Butterblu is required to pay royalties to the Company beginning on January 1, 2020 based on net sales of licensed products. Although royalty revenue has been earned pursuant to the terms of the license agreement, through December 31, 2020, the criteria to recognize revenue under ASC 606-10-25-1 were not met. Specifically, because of Butterblu’s financial position and request for relief from its 2020 royalty obligations, the Company determined that it is not probable that it will collect the 2020 royalties. The Company further advises the Staff that cumulative royalties earned through December 31, 2020 were approximately $0.3 million and are not material.

Cooley LLP 1333 2nd Street Suite 400 Santa Monica, CA 90401

t: (310) 883-6400 f: (310) 883-6500 cooley.com

April 9, 2021

Page Five

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Please contact me at (310) 883-6417, Nicole Brookshire at (212) 479-6157, Siana Lowrey at (415) 693-2150 or Sara Semnani at (310) 883-6467 with any questions or further comments regarding our response to the Staff’s comment.

Sincerely,

/s/ C. Thomas Hopkins

C. Thomas Hopkins

cc:	Nikolaos Vlahos, Chief Executive Officer, The Honest Company Inc.

Kelly Kennedy, Chief Financial Officer, The Honest Company, Inc.

Brendan Sheehey, General Counsel, The Honest Company, Inc.

Nicole Brookshire, Cooley LLP

Siana Lowrey, Cooley LLP

Sara Semnani, Cooley LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP

Cooley LLP 1333 2nd Street Suite 400 Santa Monica, CA 90401

t: (310) 883-6400 f: (310) 883-6500 cooley.com